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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TROPICANA ENTERTAINMENT INC.
(Name of Subject Company (Issuer))

Tropicana Entertainment Inc.
Icahn Enterprises Holdings L.P.
Icahn Enterprises L.P.
Icahn Enterprises G.P. Inc.
Beckton Corp.
Carl C. Icahn
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89708X 105
(CUSIP Number of Class of Securities)

William Murtha
Executive Vice President and General Counsel
Tropicana Entertainment Inc.
8345 W. Sunset Road, Suite 300
Las Vegas, Nevada 89113
(702) 589-3900

and

Keith Cozza
President and Chief Executive Officer
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James Bedar, Esq.
Brown Rudnick LLP
One Financial Center
Boston, MA 02111
United States
(617) 856-8200

and

Andrew Langham, Esq.
General Counsel
Icahn Enterprises L.P.
757 Fifth Avenue, 47th Floor
New York, NY 10156
(212) 702-4300

and

Julie Allen, Esq.
Proskauer Rose LLP
11 Times Square
New York, NY 10036
(212) 969-3155

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$251,100,000	$29,102.49

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of a maximum of 5,580,000 shares of common stock, par value $0.01 per share, of the Issuer at the maximum tender offer price of $45.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2017 equals $115.90 per $1,000,000 of the aggregate value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

           As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D initially filed on March 9, 2010 by Icahn Enterprises Holdings, Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn, as previously amended.

CUSIP No. 89708X 105

1	NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER 0

8	SHARED VOTING POWER 17,862,706

9	SOLE DISPOSITIVE POWER 0

10	SHARED DISPOSITIVE POWER 17,862,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.5%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 89708X 105

1	NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER 0

8	SHARED VOTING POWER 17,862,706

9	SOLE DISPOSITIVE POWER 0

10	SHARED DISPOSITIVE POWER 17,862,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.5%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 89708X 105

1	NAME OF REPORTING PERSON Beckton Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER 0

8	SHARED VOTING POWER 17,862,706

9	SOLE DISPOSITIVE POWER 0

10	SHARED DISPOSITIVE POWER 17,862,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.5%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 89708X 105

1	NAME OF REPORTING PERSON Carl C. Icahn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER 0

8	SHARED VOTING POWER 17,862,706

9	SOLE DISPOSITIVE POWER 0

10	SHARED DISPOSITIVE POWER 17,862,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,862,706

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.5%

14	TYPE OF REPORTING PERSON IN

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is being filed by Tropicana Entertainment Inc., a Delaware corporation ("the "Company") and Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises"). This Schedule TO relates to offer by the Company and Icahn Enterprises to purchase severally, and not jointly, up to 5,580,000 shares of common stock, par value $0.01 per share of the Company (the "common stock") in the aggregate, at a price not greater than $45.00 nor less than $38.00 per share, net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2017 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made severally, and not jointly, by the Company and Icahn Enterprises and upon the terms and subject to the conditions of the Offer, first, the Company will severally, and not jointly, purchase 800,000 of the shares properly tendered and not properly withdrawn (the "Tropicana Share Amount"), and second, Icahn Enterprises will severally, and not jointly, purchase any remaining shares properly tendered and not properly withdrawn, up to a maximum of 4,780,000 shares. Unless the context otherwise requires, all references to "shares" shall refer to the common stock and all references to "shares properly tendered" shall refer to "shares properly tendered and not properly withdrawn in the Offer." All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

        Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time (as defined in the Offer to Purchase), the Company and Icahn Enterprises will determine a single per share price, which will not be greater than $45.00 nor less than $38.00 per share, net to the seller in cash, less any applicable tax withholding and without interest (the "Purchase Price"), that the Company and Icahn Enterprises will pay for shares properly tendered, that will allow the Company and Icahn Enterprises to purchase the shares properly tendered, up to 5,580,000 shares in the aggregate. The Purchase Price will be the lowest price per share not greater than $45.00 nor less than $38.00 per share (in multiples of $0.10) at which shares have been properly tendered in the Offer, that will enable the Company and Icahn Enterprises to purchase up to 5,580,000 shares in the aggregate. If fewer than 5,580,000 (but not fewer than 2,005,000) shares are properly tendered, the Company and Icahn Enterprises will select the lowest price that will allow the Company and Icahn Enterprises to purchase all the shares that are properly tendered. If fewer than 2,005,000 shares are properly tendered, the Company and Icahn Enterprises will not purchase any of the shares. All shares the Company and Icahn Enterprises purchase in the Offer will be purchased at the same purchase price regardless of whether the stockholder tendered at a lower price (or was deemed to have tendered at a lower price). If more than 5,580,000 shares are properly tendered, the Company and Icahn Enterprises will purchase all shares properly tendered at or below the Purchase Price on a pro rata basis, except for "odd lots" (lots held by owners of less than 100 shares), which the Company and Icahn Enterprises will purchase on a priority basis, and except for each conditional tender whose condition was not met, which the Company and Icahn Enterprises will not purchase. Shares tendered but not purchased pursuant to the Offer will be returned to the tendering stockholders at the Company's and Icahn Enterprises' expense promptly following the Expiration Time.

Item 1.    Summary Term Sheet.

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and issuer is Tropicana Entertainment Inc., a Delaware corporation. The address of the Company's principal executive offices is 8345 W. Sunset Road, Suite 300, Las Vegas, Nevada 89113, and its telephone number is (702) 589-3900.

        (b)   As of the date of the Offer to Purchase, the Company had approximately 24,634,512 outstanding shares of common stock, which are quoted on the OTCQB Market under the symbol "TPCA." The information set forth in the "Summary Term Sheet" is incorporated herein by reference.

        (c)   The information set forth in the "Summary Term Sheet" and Section 8—"Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Persons.

        (a)-(c) This Schedule TO is filed by the Company and Icahn Enterprises. The Company is both a filing person and the subject company. The Company's business address and telephone number are set forth in Item 2(a) above. The information set forth in Section 10—"Information About the Company," Section 16—"Certain Information Concerning Icahn Enterprises," and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   The Company and Icahn Enterprises severally, and not jointly, seek to purchase up to 5,580,000 shares of the Company's common stock in the aggregate (with up to 800,000 shares to be purchased by the Company and up to 4,780,000 shares to be purchased by Icahn Enterprises) at a price not greater than $45.00 nor less than $38.00 per share, net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase. The information set forth in the "Summary Term Sheet," "Introduction," Section 1—"Terms of the Offer," Section 2—"Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans," Section 3—"Procedures for Tendering Shares," Section 4—"Withdrawal Rights," Section 5—"Purchase of Shares and Payment of Purchase Price," Section 6—"Conditional Tender of Shares," Section 7—"Conditions of the Tender Offer," Section 9—"Source and Amount of Funds", Section 11—"Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares", Section 12—"Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act," Section 14—"Certain Material U.S. Federal Income Tax Consequences of the Offer to U.S. Holders," and Section 15—"Extension of the Tender Offer; Termination; Amendment" of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the "Summary Term Sheet," "Introduction," Section 2—"Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans," Section 10—"Information About the Company," and Section 11—"Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)-(b), (e) The information set forth in the Introduction, "Summary Term Sheet," Section 2—"Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans," Section 10—"Information About the Company," Section 11—"Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," Section 16—"Certain Information Concerning Icahn Enterprises," and Section 17—"Background to the Offer; Contacts" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)-(c) The information set forth in the "Summary Term Sheet", Section 2—"Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans", Section 11—"Interests of Directors and Executive Officers Transaction and Arrangements Concerning the Shares", Section 12—"Effects of

the Tender Offer on the Market for Shares, Registration under the Exchange Act", Section 16—"Certain Information Concerning Icahn Enterprises," and Section 17—"Background to the Offer; Contacts" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)-(b), (d) The information set forth in the "Summary Term Sheet" and Section 9—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)-(b) The information set forth in Section 10—"Information About the Company," Section 11—"Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," Section 16—"Certain Information Concerning Icahn Enterprises," and Section 17—"Background to the Offer; Contacts" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)   The information set forth in Section 18—"Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)-(b) Not material.

Item 11.    Additional Information.

(a)(1)	The information set forth in Section 2—"Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans", Section 7—"Conditions of the Tender Offer", Section 10—"Information About the Company", Section 16—"Certain Information About Icahn Enterprises", Section 17—"Background of the Offer; Contacts" of the Offer to Purchase is incorporated herein by reference.
(a)(2)	The information set forth in Section 13—"Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.
(a)(3)	The information set forth in Section 13—"Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.
(a)(4)	None.
(a)(5)	None.
(c)
The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and prior to the expiration of the offer to purchase the shares to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Item 12.    Exhibits.

        The information set forth on the Exhibit Index is incorporated herein by reference.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TROPICANA ENTERTAINMENT INC.
By:	/s/ THERESA GLEBOCKI
	Name:	Theresa Glebocki
	Title:	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
ICAHN ENTERPRISES HOLDINGS L.P.
BY:	Icahn Enterprises G.P. Inc., its general partner
By:	/s/ KEITH COZZA
	Name:	Keith Cozza
	Title:	President; Chief Executive Officer
ICAHN ENTERPRISES L.P.
BY:	Icahn Enterprises G.P. Inc., its general partner
By:	/s/ KEITH COZZA
	Name:	Keith Cozza
	Title:	President; Chief Executive Officer
ICAHN ENTERPRISES G.P. INC.
By:	/s/ KEITH COZZA
	Name:	Keith Cozza
	Title:	President; Chief Executive Officer
BECKTON CORP.
By:	/s/ KEITH COZZA
	Name:	Keith Cozza
	Title:	Secretary; Treasurer
/s/ CARL C. ICAHN
	Name:	Carl C. Icahn

Dated: June 23, 2017

 EXHIBIT INDEX

Exhibit		Description
(a)(1)(A)	*	Offer to Purchase, dated June 23, 2017.

(a)(1)(B)	*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	*	Joint press release issued by Icahn Enterprises Holdings and the Company, dated June 23, 2017.

(a)(1)(G)	*	Form of Summary Advertisement, as published in the New York Times on June 23, 2017.

(a)(5)		Letter dated June 9, 2017 to the Board of Directors of the Company (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Icahn Enterprises with the SEC on June 9, 2017).

(b)		Not applicable.

(d)(1)	*	Tender Offer Agreement (the "Tender Offer Agreement") by and between Icahn Enterprises Holdings and the Company, dated June 23, 2017.

(d)(2)	*	Form of Tax Allocation Agreement by and among American Entertainment Properties Corp., the Company and certain subsidiaries of the Company (included as Exhibit A to the Tender Offer Agreement, filed herewith as Exhibit (d)(1)).

(g)		Not applicable.

(h)		Not applicable.

*
Filed herewith

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Persons.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX